Exhibit 4.1

DESCRIPTION OF SECURITIES

The following is a brief description of the common stock, par value $0.03 per share (the “common stock”), of Saker Aviation Services, Inc. (the “Company,” “we,” “our” or “us”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. This description is not complete, and we qualify it by referring to our amended and restated articles of incorporation, as amended (the “Articles of Incorporation”) and our bylaws, as amended (the “Bylaws”).

Our Articles of Incorporation authorizes us to issue 3,666,640 shares of capital stock, divided into two classes:

●	3,333,334 shares of common stock, $0.03 par value per share; and
●	333,306 shares of preferred stock, $0.03 par value per share (“preferred stock”).

Common Stock

Subject to any rights of holders of our preferred stock, holders of shares of our common stock are entitled to share equally on a per share basis in such dividends as may be declared by the board of directors out of funds legally available therefor. Upon our liquidation, dissolution or winding up, after payment of creditors and holders of outstanding shares of our preferred stock, if any, the remaining assets of the Company, if any, will be divided pro rata on a per share basis among the holders of shares of our common stock. Our shares of our common stock are not subject to any liability for further assessments. There are no conversion or redemption privileges nor any sinking fund provisions with respect to our common stock. Our common stock is not subject to call. The holders of our common stock do not have any preemptive or other subscription rights.

Shares of our common stock have one vote for each share entitled to vote on matters at all stockholders’ meetings. The holders of our common stock do not have cumulative voting rights.

Effects on our Common Stock if We Issue Preferred Stock

Our Articles of Incorporation provides our board of directors the authority, without further action by the stockholders, to issue up to 333,306 shares of preferred stock in one or more series. Our board of directors has the authority to determine the terms of each series of preferred stock, within the limits of the Articles of Incorporation and the laws of the state of Nevada. These terms include the number of shares in a series, dividend rights, liquidation preferences, terms of redemption, conversion rights, and voting rights.

The issuance of any preferred stock may negatively affect the holders of our common stock. These possible negative effects include diluting the voting power of shares of our common stock and affecting the market price or value of our common stock.

Anti-Takeover Effects of Provisions of our Articles of Incorporation and Bylaws

Preferred Stock

Our board of directors, without stockholder approval, has the authority under our Articles of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult.

Restrictions on Call of Special Meetings

Our Bylaws provide that special meetings of stockholders can only be called by the board of directors, the chair of the board, the president of the Company, or chief executive officer of the Company, or upon the request of the holders of at least one-tenth of the outstanding shares entitled to vote at the meeting. Our stockholders are permitted our Bylaws, under certain circumstances, to act by written consent in lieu of a meeting.

Amendment of Bylaws

Our Bylaws grant both our stockholders and our board of directors, at any meeting, the power to amend or repeal our bylaws.

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